Exhibit 99.1

Date: March 28, 2013
100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NOVADAQ TECHNOLOGIES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	April 18, 2013

Record Date for Voting (if applicable) :	April 18, 2013

Beneficial Ownership Determination Date :	April 18, 2013

Meeting Date :	May 22, 2013

Meeting Location (if available) :	Toronto, ON

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

Beneficial Holders Stratification Criteria:

Number of shares greater than:	n/a

Holder Consent Type(s):	n/a

Holder Provinces-Territories:	n/a

NAA for Registered Holders	No

Registered Holders Stratification Criteria:

Number of shares greater than:	n/a

Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	66987G102	CA66987G1028

Sincerely,

Computershare

Agent for NOVADAQ TECHNOLOGIES INC.